EXHIBIT B TO FORM C
AMENDED ARTICLES OF INCORPORATION
FOR
LITT GLOBAL INC.

[*follows on next page*]



WASHINGTON
Secretary of State
Corporations & Charities Division

Filed
Secretary of State
State of Washington
Date Filed: 09/14/2023
Effective Date: 09/14/2023
UBI #: 604 458 882

ARTICLES OF AMENDMENT

BUSINESS INFORMATION

Business Name:
LITT GLOBAL US PTY LTD

UBI Number:
604 458 882

Business Type:
WA PROFIT CORPORATION

Business Status:
ACTIVE

Principal Office Street Address:
1502 HUNTFIELD WAY, JARRETTSVILLE, MD, 21084-1900

Principal Office Mailing Address:

Expiration Date:
06/30/2024

Jurisdiction:
UNITED STATES, WASHINGTON

Formation/Registration Date:
06/12/2019

Period of Duration:
PERPETUAL

Inactive Date:

Nature of Business:

BUSINESS TYPE

Current Business Type:
WA PROFIT CORPORATION

Amend Business Type:

BUSINESS NAME

Business Name:
LITT GLOBAL US PTY LTD

REGISTERED AGENT   RCW 23.95.410

Registered Agent Name	Street Address	Mailing Address

This document is a public record. For more information visit www.sos.wa.gov/corps

Work Order #: 2023091300600017 - 1
Received Date: 09/13/2023
Amount Received: $50.00

ROBERT MOORE	10900 NE 4TH ST STE 2300, BELLEVUE, WA, 98004-5882, UNITED STATES	10900 NE 4TH ST STE 2300, BELLEVUE, WA, 98004-5882, UNITED STATES

ADOPTION OF ARTICLES OF AMENDMENT

DURATION

Duration:
PERPETUAL

EFFECTIVE DATE

Effective Date:
09/14/2023

DATE OF ADOPTION

Date of Adoption:
09/13/2023

CORPORATE SHARES – AMENDED

Number of Authorized shares:
1050000000
Class of Shares:
Common Stock: - **Yes** Preferred Stock : - **Yes**

PREFERRED STOCK

Document Type	Source	Created By	Created Date
PREFERRED STOCK	ONLINE	TROWBRIDGE SIDOTI, LLP	09/13/2023

Did your share information change? - **Yes**
Implementation plan for change: **1000000000 COMMON SHARES 50000000 PREFERRED SHARES**

RETURN ADDRESS FOR THIS FILING

Attention:
CLEMEN CUNNINGHAM

Email:
CLEMEN@CROWDFUNDINGLAWYERS.NET

Address:
1431 E MCKINNEY STREET, STE 130, DENTON, TX, 76209, UNITED STATES

UPLOADED DOCUMENTS

Document Type	Source	Created By	Created Date
No Value Found.			

UPLOAD ADDITIONAL DOCUMENTS

Name	Document Type

This document is a public record. For more information visit www.sos.wa.gov/corps

Work Order #: 2023091300600017 - 1
Received Date: 09/13/2023
Amount Received: $50.00

No Value Found.

EMAIL OPT-IN

☑ I hereby opt into receiving all notifications from the Secretary of State for this entity via email only. I acknowledge that I will no longer receive paper notifications.

AUTHORIZED PERSON - STAFF CONSOLE

☑ Document is signed.

Person Type:
ENTITY

First Name:
CLEMEN

Last Name:
CUNNINGHAM

Entity Name:
CROWDFUNDING LAWYERS

Title:

This document is a public record. For more information visit www.sos.wa.gov/corps

Work Order #: 2023091300600017 - 1
Received Date: 09/13/2023
Amount Received: $50.00

The Board of Directors is authorized, subject to any limitations prescribed by the laws of the State of Washington, by resolution or resolutions, to provide for the issuance of the shares of Preferred Stock in one or more series, and, by filing a certificate of designation pursuant to the applicable law of the State of Washington ("**Certificate of Designation**"), to establish from time to time the number of shares to be included in each such series, to fix the designation, powers (including voting powers), preferences and relative, participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase (but not above the total number of authorized shares of such class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The number of authorized shares of Preferred Stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock or any series thereof, unless a vote of any such holders is required pursuant to the terms of any Certificate of Designation designating a series of Preferred

Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock pursuant to the foregoing provision, any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board of Directors without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and any such new series may have powers, preferences and rights, including, without limitation, voting powers, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock, or any future class or series of Preferred Stock or Common Stock.



WASHINGTON
Secretary of State
Corporations & Charities Division

Filed
Secretary of State
State of Washington
Date Filed: 09/15/2023
Effective Date: 09/15/2023
UBI #: 604 458 882

ARTICLES OF AMENDMENT

BUSINESS INFORMATION

Business Name:
LITT GLOBAL US PTY LTD

UBI Number:
604 458 882

Business Type:
WA PROFIT CORPORATION

Business Status:
ACTIVE

Principal Office Street Address:
1502 HUNTFIELD WAY, JARRETTSVILLE, MD, 21084-1900

Principal Office Mailing Address:

Expiration Date:
06/30/2024

Jurisdiction:
UNITED STATES, WASHINGTON

Formation/Registration Date:
06/12/2019

Period of Duration:
PERPETUAL

Inactive Date:

Nature of Business:

BUSINESS TYPE

Current Business Type:
WA PROFIT CORPORATION

Amend Business Type:

BUSINESS NAME

Business Name:
LITT GLOBAL US PTY LTD

REGISTERED AGENT   RCW 23.95.410

Registered Agent Name	Street Address	Mailing Address

This document is a public record. For more information visit www.sos.wa.gov/corps

Work Order #: 2023091500603670 - 1
Received Date: 09/15/2023
Amount Received: $50.00

ROBERT MOORE	10900 NE 4TH ST STE 2300, BELLEVUE, WA, 98004-5882, UNITED STATES	10900 NE 4TH ST STE 2300, BELLEVUE, WA, 98004-5882, UNITED STATES

ADOPTION OF ARTICLES OF AMENDMENT

DURATION

Duration:
PERPETUAL

EFFECTIVE DATE

Effective Date:
09/15/2023

DATE OF ADOPTION

Date of Adoption:
09/13/2023

CORPORATE SHARES – AMENDED

Number of Authorized shares:
1050000000
Class of Shares:
Common Stock: - **Yes** Preferred Stock : - **Yes**

PREFERRED STOCK

Document Type	Source	Created By	Created Date
PREFERRED STOCK	ONLINE	TROWBRIDGE SIDOTI, LLP	09/15/2023

Did your share information change? - **No**
Implementation plan for change:

RETURN ADDRESS FOR THIS FILING

Attention:
CLEMEN CUNNINGHAM

Email:
CLEMEN@CROWDFUNDINGLAWYERS.NET

Address:
1431 E MCKINNEY ST STE 130, DENTON, TX, 76209-4695, UNITED STATES

UPLOADED DOCUMENTS

Document Type	Source	Created By	Created Date
No Value Found.			

UPLOAD ADDITIONAL DOCUMENTS

Name	Document Type

This document is a public record. For more information visit www.sos.wa.gov/corps

Work Order #: 2023091500603670 - 1
Received Date: 09/15/2023
Amount Received: $50.00

No Value Found.

EMAIL OPT-IN

☑ I hereby opt into receiving all notifications from the Secretary of State for this entity via email only. I acknowledge that I will no longer receive paper notifications.

AUTHORIZED PERSON - STAFF CONSOLE

☑ Document is signed.

Person Type:
ENTITY

First Name:
CLEMEN

Last Name:
CUNNINGHAM

Entity Name:
CROWDFUNDING LAWYERS

Title:
AUTHORIZED PERSON

This document is a public record. For more information visit www.sos.wa.gov/corps

Work Order #: 2023091500603670 - 1
Received Date: 09/15/2023
Amount Received: $50.00

Upon the effective time (the "Effective Time") of the filing of this Articles of Amendment, each one (1) share of the Corporation's Common Stock that is issued and outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time (which shall include each fractional interest in Common Stock in excess of one (1) share held by any stockholder), is and shall be subdivided and reclassified into forty-five (45) fully paid, nonassessable shares of Common Stock (or, with respect to such fractional interests, such lesser number of shares as may be applicable based upon such one-to-forty-five (1-to-45) ratio) (the "Forward Stock Split"). Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("Old Certificates") shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been subdivided and reclassified. The authorized number of shares, and par value per share, of Common Stock shall not be affected by the Forward Stock Split.



WASHINGTON
Secretary of State
Corporations & Charities Division

Business Amendment

BUSINESS INFORMATION

Business Name:
LITT GLOBAL US PTY LTD

UBI Number:
604 458 882

Business Type:
WA PROFIT CORPORATION

Business Status:
ACTIVE

Principal Office Street Address:
1502 HUNTFIELD WAY, JARRETTSVILLE, MD, 21084-1900, UNITED STATES

Principal Office Mailing Address:

Expiration Date:
06/30/2024

Jurisdiction:
UNITED STATES, WASHINGTON

Formation/Registration Date:
06/12/2019

Period of Duration:
PERPETUAL

Inactive Date:

Nature of Business:
OTHER SERVICES, OTHER SERVICES: TECHNICAL SERVICES RELATED TO SOCIAL MEDIA

PREPARED AMENDMENT

Do you have a prepared amendment to upload? - **No**

BUSINESS TYPE

Current Business Type:
WA PROFIT CORPORATION

Amend Business Type:

BUSINESS NAME

Business Name:
LITT GLOBAL INC.

This document is a public record. For more information visit www.sos.wa.gov/corps

REGISTERED AGENT   RCW 23.95.410

Registered Agent Name	Street Address	Mailing Address
ROBERT MOORE	10900 NE 4TH ST STE 2300, BELLEVUE, WA, 98004-5882, UNITED STATES	10900 NE 4TH ST STE 2300, BELLEVUE, WA, 98004-5882, UNITED STATES

DURATION

Duration:
PERPETUAL

CORPORATE SHARES – AMENDED

Number of Authorized shares:
10000000
Class of Shares:
Common Stock? - **Yes**
Preferred Stock? **NO**
Did your share information change? - **No**
Implementation plan for change:

DATE OF ADOPTION

Date of Adoption:
08/18/2023

EFFECTIVE DATE

Effective Date:
08/18/2023

ADOPTION OF ARTICLES OF AMENDMENT

Incorporators (shareholder action was not required)

RETURN ADDRESS FOR THIS FILING

Attention:
JOSHUA LAPAN
Email:
JLAPAN@SGLLP.COM
Address:
100 FRONT ST FL 16, WORCESTER, MA, 01608-1425, USA

UPLOAD ADDITIONAL DOCUMENTS

Do you have additional documents to upload? - **No**

AUTHORIZED PERSON

☑ I am an authorized person.

Person Type:
INDIVIDUAL

First Name:

This document is a public record. For more information visit www.sos.wa.gov/corps

JOSHUA

Last Name:

LAPAN

Title:

CPA

☑ This document is hereby executed under penalty of law and is to the best of my knowledge, true and correct.